FILED PURSUANT TO RULE 433

FILE NO. 333-184497

960,000 Shares of 7.125% Non-Cumulative Perpetual Preferred Stock, Series D

$25.00 Liquidation Preference per Share

Terms and Conditions:
Issuer:	Oriental Financial Group Inc.

Securities:	960,000 shares (160,000 shares more than included in the prospectus) of Issuer’s 7.125% Non-Cumulative Perpetual Preferred Stock, Series D (the “Series D preferred stock”).

Trade Date:	October 31, 2012.

Settlement Date:	November 5, 2012 (T+3 days).

Maturity:	Perpetual.

Liquidation Preference:	$25 per share of Series D preferred stock.

Aggregate Liquidation Preference:	$24,000,000 ($4,000,000 more than included in the prospectus).

Public Offering Price:	$25 per share.

Net Proceeds to the Issuer:	$23,040,000 (before expenses).

Dividend Rate and Payment Dates:	Dividends on the Series D preferred stock will only be payable when, as and if declared by Issuer’s board of directors, out of funds legally available for payment at a rate of 7.125% per annum, on each dividend payment date. A “dividend payment date” means each January 15, April 15, July 15 and October 15, commencing January 15, 2013, except if any such date is not a business day, then such date will nevertheless be a dividend payment date but dividends on the Series D preferred stock, when, as and if declared, will be paid on the next succeeding business day (without adjustment in the amount of the dividend per share of the Series D preferred stock).

First Dividend Payment:	If declared, January 15, 2013. Long first dividend period.

Day Count:	30/360.

Redemption at Issuer’s Option:	Issuer may redeem the Series D preferred stock, in whole or in part, from time to time, on any dividend payment date after November 15, 2017, or in whole, but not in part, within 90 days upon the occurrence of certain changes related to the regulatory capital treatment of the Series D preferred stock, at a redemption price of $25 per share, plus any declared and unpaid dividends to, but excluding, the redemption date.

Mandatory Redemption:	Upon termination of the BBVAPR Acquisition Agreement, the Issuer must, subject to regulatory approval if required under 12 CFR 225.4, redeem all (but not less than all) the shares of Series D preferred stock pursuant to a notice of redemption given on or prior to the third business day after September 30, 2013, in cash, at a redemption price equal to 101% of the liquidation preference of the shares of Series D preferred stock, plus accrued and unpaid dividends for such dividend period (whether or not declared).

Sinking Fund:	Not applicable.

Listing:	Issuer intends to apply for the Series D preferred stock to be listed on the New York Stock Exchange under the symbol “OFGPrD”. If the application for listing is approved, trading of the Series D preferred stock on the New York Stock Exchange is expected to begin within 30 days after the date of initial issuance of the Series D preferred stock.

Voting Rights:	Holders of Series D preferred stock will not have voting rights, except with respect to authorizing or increasing senior stock, certain changes in the terms of the Series D preferred stock, certain dividend non-payments and as otherwise required by applicable law.

Joint Book-Running Managers:	Jefferies & Company, Inc. Stifel, Nicolaus & Company, Incorporated

Co-Manager:	Oriental Financial Services Corp.

CUSIP/ISIN:	68618W605 / PR68618W6059

Additional Disclosure:	As of June 30, 2012, 1,340,000 shares of our Series A Preferred Stock and 1,380,000 shares of our Series B Preferred Stock were issued and outstanding. On July 3, 2012, we issued 84,000 shares of our Series C Convertible Preferred Stock. The Series A Preferred Stock, Series B Preferred Stock and Series C Convertible Preferred Stock together have an aggregate liquidation preference of $152 million and rank equally with the Series D preferred stock with respect to the payment of dividends and distributions of assets upon any liquidation, dissolution or winding-up of the Issuer.

Oriental Financial Group Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Oriental Financial Group Inc. has filed with the SEC for more complete information about Oriental Financial Group Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The file number for the registration statement is No. 333-184497. Additionally, the prospectus can be requested by contacting Jefferies & Company, Inc. at 520 Madison Avenue, 12th Floor, New York, NY, 10022, Attention: Prospectus Department, by calling (877) 547-6340 or by emailing Prospectus_Department@Jefferies.com.